UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2013 First Half Preliminary Operating Results

On July 26, 2013, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2013. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2013	1Q 2013	% Change Increase (Decrease) (Q to Q)	2Q 2012*	% Change Increase (Decrease) (Y to Y)

Operating revenue**	Specified Quarter	5,978,021	6,202,554	(3.62)	6,128,247	(2.45)
	Cumulative	12,180,575	6,202,554	—	13,049,539	(6.66)

Net operating profit	Specified Quarter	451,495	532,865	(15.27)	747,270	(39.58)
	Cumulative	984,360	532,865	—	1,556,681	(36.77)

Profit before income tax	Specified Quarter	323,403	547,736	(40.96)	736,374	(56.08)
	Cumulative	871,139	547,736	—	1,544,365	(43.59)

Profit for the period	Specified Quarter	165,258	412,916	(59.98)	553,299	(70.13)
	Cumulative	578,174	412,916	—	1,161,945	(50.24)

Profit attributable to shareholders of the parent company	Specified Quarter	163,520	411,458	(60.26)	551,613	(70.36)
	Cumulative	574,978	411,458	—	1,156,552	(50.29)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2013	1Q 2013	% Change Increase (Decrease) (Q to Q)	2Q 2012*	% Change Increase (Decrease) (Y to Y)

Operating revenue**	Specified Quarter	4,633,834	4,862,670	(4.71)	4,499,323	2.99
	Cumulative	9,496,504	4,862,670	—	9,711,440	(2.21)

Net operating profit	Specified Quarter	293,671	376,063	(21.91)	646,728	(54.59)
	Cumulative	669,734	376,063	—	1,338,037	(49.95)

Profit before income tax	Specified Quarter	168,666	391,090	(56.87)	638,944	(73.60)
	Cumulative	559,756	391,090	—	1,330,968	(57.94)

Profit for the period	Specified Quarter	48,822	295,857	(83.50)	478,274	(89.79)
	Cumulative	344,679	295,857	—	1,004,707	(65.69)

Profit attributable to shareholders of the parent company	Specified Quarter	48,783	295,812	(83.51)	478,129	(89.80)
	Cumulative	344,595	295,812	—	1,004,423	(65.69)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		2Q 2013	1Q 2013	% Change Increase (Decrease) (Q to Q)	2Q 2012*	% Change Increase (Decrease) (Y to Y)

Operating revenue**	Specified Quarter	739,522	714,376	3.52	717,321	3.09
	Cumulative	1,453,898	714,376	—	1,440,571	0.93

Net operating profit	Specified Quarter	141,053	124,738	13.08	60,166	134.44
	Cumulative	265,791	124,738	—	153,051	73.66

Profit before income tax	Specified Quarter	141,068	124,760	13.07	60,559	132.94
	Cumulative	265,828	124,760	—	153,679	72.98

Profit for the period	Specified Quarter	108,011	95,588	13.00	45,805	135.81
	Cumulative	203,599	95,588	—	116,974	74.05

Profit attributable to shareholders of the parent company	Specified Quarter	108,011	95,588	13.00	45,805	135.81
	Cumulative	203,599	95,588	—	116,974	74.05

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 26, 2013	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO